FOR IMMEDIATE RELEASE                                    TSX/NYSE/PSE: MFC; SEHK: 0945
May 8, 2008

Manulife Financial Corporation reports first quarter results with continuing strong sales performance

TORONTO – Manulife Financial Corporation today reported shareholders’ net income of $869 million and fully diluted earnings per share of $0.57, compared to net income of $986 million and fully diluted earnings per share of $0.63 in the prior year.  The sharp declines in global equity markets, particularly in the U.S. and Asia, reduced reported earnings in the quarter by $265 million or $0.18 cents per share.  Return on common shareholders’ equity1 was 15.1 per cent in the first quarter of 2008, compared to 16.1 per cent in 2007.

"Except for the decline in equity markets, our quarter was highly satisfactory”, said Dominic D'Alessandro, President and Chief Executive Officer.  "Strong sales levels, particularly in our insurance segments, contributed to an impressive increase in new business embedded value.  This reflects positively on the current performance of our insurance and wealth management businesses, and positions us well for future earnings growth.”

Premiums and deposits amounted to $17.8 billion in the first quarter of 2008.  On a constant currency basis, and excluding the large case premium booked in 2007, premiums and deposits grew 12 per cent over the first quarter of 2007, driven by robust sales and growth in recurring premiums and deposits.

New Business Embedded Value in the first quarter of 2008 was $590 million, up 35 per cent compared to a year ago, with both our insurance and variable annuity businesses contributing to this strong result.

 “Worldwide equity markets were the most severe in 21 quarters with significant declines in the U.S., Asia and Japan,” said Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer.  "Actuarial practices require us to assume that these declines are permanent and, accordingly, an after-tax charge of $265 million was recorded in the quarter.  I would note that this is a non-cash charge which, in the absence of further market declines, will not recur in future quarters."

Total funds under management as at March 31, 2008 were $400.1 billion, an increase of two per cent over last year on a constant currency basis.  Growth in funds under management was also affected by exceptionally poor equity markets in the first quarter of 2008, where U.S. markets declined 10 per cent and Asian markets were down 18 per cent.

1 Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

OPERATING HIGHLIGHTS

United States

•
John Hancock Life ranked #1 in U.S. individual insurance sales in 2007[2], for the second consecutive year. With a comprehensive and competitive product offering, all major distribution channels and product categories continued to experience significant sales growth in the first quarter of 2008, exceeding the prior year by 42 per cent and setting another first quarter sales record.

•
John Hancock Variable Annuities sales in the first quarter of 2008 exceeded prior year levels by 18 per cent.  Enhancements to the Income Plus for Life rider made early in the year were well received by the marketplace. The distribution partnership with Edward Jones also took effect mid-quarter, with very favourable early sales results.

•
John Hancock Retirement Plan Services remained the #1 seller of plans in the less than 500 lives segment in 2007[2].  In the first quarter of 2008, new case sales were the second highest on record, and recurring contributions were seven per cent higher than in the first quarter of 2007.

•
John Hancock Long Term Care (“LTC”) ranked #1 in sales in 2007[2], with continued product innovation and distribution expansion initiatives contributing to strong sales momentum.  Leading Edge – an innovative product featuring built-in, compound inflation protection, continues to build momentum, accounting for an increasing portion of overall sales.

•
John Hancock Mutual Funds achieved record first quarter sales in open-end funds and reported a significant increase in net sales over the fourth quarter of 2007. The sales increase was driven by a more diverse lineup of mutual fund offerings including Lifestyle asset allocation funds and Morningstar 4/5 star rated funds in the U.S. large cap equity, global equity and small cap categories. Two new funds – Optimized Value and Floating Rate Income Funds – were also launched in the quarter.

•
In a separate news release, John Hancock Mutual Funds announced the approval of a plan to refinance and redeem all outstanding preferred shares of five closed-end funds. A third party bank credit facility will be used to redeem and replace 100 percent of the outstanding Auction Rate Preferred Securities (ARPS) of five taxable equity funds, and to change the form of leverage from ARPS to debt. John Hancock Funds is evaluating alternatives to complete the refinancing of the remaining two leveraged closed-end funds.

Canada

•
Individual Insurance maintained its #2 ranking in Canadian life insurance sales achieving record levels in 2007[2]. The sales success continued in 2008 with a new record for first quarter sales, up 30 per cent from 2007 levels.  All distribution channels and major product lines surpassed prior year, reflecting sustained improvements in service and continued product innovation, including the launch of a new non-participating whole life product, Performax Gold.

•
Individual Wealth Management (IWM) ranked #1 in segregated fund sales in 2007[2], reflecting the success of IncomePlus, our guaranteed minimum withdrawal benefit product introduced in 2006.  Momentum continued in the first quarter of 2008, with segregated fund sales surpassing $1 billion.

•
Manulife Bank continued its strong sales momentum with first quarter loan volumes exceeding $900 million, up 21 per cent from a year ago driven by sales of our home-secured line of credit, Manulife One.

•
Group Benefits regained its #1 ranking in sales in 2007, while Group Savings & Retirement Solutions improved its sales ranking to #2 from #3 in 2007[2]. Both businesses enjoyed record setting sales volumes with several large cases won in the year.  While relative sales levels were down in the first quarter of 2008, proposal activity increased towards the end of the quarter and a number of large cases in progress are expected to close later in the year.

Asia and Japan

•	Operations in Asia continued to experience exceptionally strong sales, with first quarter Insurance sales up 46 per cent and Wealth sales up 55 per cent over the first quarter of 2007.

•
Japan variable annuity sales in the first quarter of 2008 doubled over prior year levels, as the new generation product continued to benefit from expanded distribution through regional banks and securities firms.

•
Hong Kong insurance sales in the first quarter of 2008 were up 11 per cent over the prior year, while pension sales were 34 per cent higher than the first quarter of 2007.  The launch of two new critical illness products this quarter contributed to the growth in life sales while pension results benefited from the continued strength of Preserved Account sales.

•
Other Asia Territories continued to post strong sales levels in the first quarter of 2008 in both insurance and wealth management segments, which were up 22 per cent and 33 per cent over prior year levels, respectively.  Continued expansion of agency forces as well as new product introductions contributed to sales growth across almost all territories.

•
Manulife Financial continued to expand its operations in China and in the first quarter received two additional licenses; bringing the total number of licenses up to 30, among the most of any foreign life insurance company in China.

Corporate

•
At the Annual Meeting of Shareholders today, Mr. D’Alessandro will announce that he will step down as President and CEO of Manulife Financial at the next annual meeting in May, 2009.  Arthur Sawchuk, Chairman, said, “The Board was aware of the possibility that Dominic could elect to retire at the end of this year and so it has, for the past few years, been very focused on the critical issue of CEO succession.  We expect to announce the CEO-Designate by the end of this year.”

•	Manulife Financial repurchased 4.8 million shares in the first quarter, at a total cost of approximately $180 million.

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.24 per share on the common shares of the Company, payable on or after June 19, 2008 to shareholders of record at the close of business on May 21, 2008.

Awards

•
In Asia, Manulife-Sinochem was named the “Most Trustworthy Insurance Company” by Hexun, a well known financial website in China.  The award was based on votes received from the general public, and recognized excellence in product design, sales and service, and professional standards and integrity.

•
In Canada, Manulife Mutual Funds received a Lipper Fund Award for the Monthly High Income Fund, in recognition of the fund’s consistently strong, risk-adjusted performance relative to its peers over a 10-year period.  Manulife Mutual Funds was also recognized by Environics Research Group for best client services among its competitors, according to an ongoing study.

•
In the U.S., John Hancock Signature Services (JHSS), the transfer and shareholder services agent for John Hancock Mutual Funds, was awarded "Best-In-Class" honours and "5-Star" performer status for telephone customer service for all of 2007 by National Quality Review (NQR). This distinction recognizes excellence in customer service, including telephone service, transaction processing, shareholder correspondence and literature fulfillment.

2 Based on LIMRA International’s 2006 and 2007 full year sales survey results for respective categories.  Sales based on annualized new premiums.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)
	Quarterly Results
	1Q08	4Q07	1Q07
Shareholders’ Net Income (C$ millions)	869	1,144	986
Diluted Earnings per Common Share (C$)	0.57	0.75	0.63
Return on Common Shareholders’ Equity (%, annualized)	15.1	20.5	16.1
Premiums & Deposits (C$ millions)	17,778	17,414	18,789
Funds under Management (C$ billions)	400.1	396.3	426.7
Capital (C$ billions)	28.4	27.5	30.5

Net Income

The Company’s shareholders’ net income for the first quarter of 2008 was $869 million, down 12 per cent from $986 million reported a year earlier, primarily due to declines in equity markets.  The impact of unfavourable equity markets on segregated fund guarantee reserves, on equity investments supporting our non-experience adjusted policy liabilities and reduced fee income on our equity-linked and variable universal life products reduced earnings by $275 million compared to the first quarter of 2007.  In addition, with well over half our business denominated in foreign currencies, primarily the U.S. dollar, the strengthened Canadian dollar reduced earnings by $70 million.  Finally, our credit experience, while still well within normal expectations was less favourable than the unusually strong results of the first quarter of 2007.  These items were partially offset by gains from our holdings of private equities, real estate, agriculture and timber properties; excellent in-force business growth in U.S. Insurance, Canadian Division and Japan’s variable annuity business; and the non-recurrence of a $69 million asset repositioning charge taken at the beginning of 2007 as a result of moving to the new CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”.

Diluted Earnings per Share and Return on Common Shareholders’ Equity

First quarter diluted earnings per common share was $0.57, down 10 per cent from $0.63 in 2007.  Return on common shareholders’ equity was 15.1 per cent for the three months ended March 31, 2008, a decrease of 100 basis points from 16.1 per cent for the three months ended March 31, 2007.  Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges (See page 9 for discussion of non-GAAP measures).

Premiums and Deposits

On a constant currency basis, premiums and deposits grew six per cent due to higher sales across most businesses partially offset by the non-recurrence of a $1 billion contract signed by Canadian Group Savings and Retirement Solutions in the first quarter of 2007.  Premiums and deposits as reported in Canadian dollars for the quarter were $17.8 billion, down five per cent from $18.8 billion reported a year earlier, as a result of the strengthened Canadian dollar.

Funds under Management

On a constant currency basis, funds under management increased by two per cent.  Growth in our in-force business was reduced by the effects of unfavourable equity market performance; John Hancock Mutual Funds’ net redemptions in 2007; and scheduled maturities of John Hancock Fixed institutional products of $1.9 billion.  At current exchange rates, funds under management were $400.1 billion as at March 31, 2008, $26.6 billion or six per cent lower than 2007.

Capital

Total capital was $28.4 billion as at March 31, 2008, $2.1 billion lower than $30.5 billion as at March 31, 2007.  Capital was returned to shareholders through the repurchase of 51 million shares at a cost of $2.0 billion and the payment of shareholder dividends in the amount of $1.4 billion.  Capital was further reduced by $2.6 billion as a result of unrealized foreign exchange losses and unrealized losses on available-for-sale securities charged to Other Comprehensive Income.  These reductions in capital were offset by net income of $4.1 billion over the past twelve months.

PERFORMANCE BY DIVISION

Effective January 1, 2008 we changed our approach for allocating investment gains and losses to be more aligned with how we manage the assets and related risk positions.  Investment gains and losses are now accumulated in two pools – insurance and wealth management and then allocated pro-rata to the business units based on their respective policy liabilities. Prior to 2008, gains and losses were reported in the business units where the specific assets giving rise to the gains and losses were located, and credit gains and losses were reported in the Corporate and Other segment.  Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.

In our insurance businesses, the diversity of our investment portfolio which, due to the long-term nature of the liabilities, includes alternative assets including real estate, private equity and resource properties, combined with yield enhancements from fixed income trading activities, more than offset the impact of the decline in equity markets.  These investment gains were significantly higher than a year ago.

In our wealth management businesses, we incurred small losses in the first quarter of 2008 primarily from charges for strengthening reserves related to equities supporting long duration wealth products and reduced yields at shorter durations.  These losses compare to large investment gains in the first quarter of 2007.

Prior periods have been restated to conform to this new presentation.

U.S. Insurance
	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	209	194	182
Premiums & Deposits (millions)	1,554	1,696	1,652
Funds under Management (billions)	58.7	56.5	62.6

	Quarterly Results
U.S. dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	208	198	155
Premiums & Deposits (millions)	1,548	1,729	1,410
Funds under Management (billions)	57.1	57.1	54.3

On a U.S. dollar basis, earnings were U.S.$208 million up 34 per cent from U.S.$155 million in 2007.  The increase was driven by favourable investment results and strong in-force business growth. These results were partially offset by a volume related increase in strain from new business – losses that generally occur in the first year of newly issued policies. On a Canadian dollar basis, earnings were $209 million, up $27 million over the $182 million reported a year earlier.

On a U.S. dollar basis, premiums and deposits of U.S.$1.5 billion increased by ten per cent over 2007  due to higher sales in John Hancock Life and in-force business growth in both John Hancock Life and John Hancock Long Term Care.  The strengthened Canadian dollar more than offset the core business growth and as a result premiums and deposits on a Canadian dollar basis were $1.6 billion for the quarter, down six per cent from $1.7 billion reported in the first quarter of 2007.

On a U.S. dollar basis, funds under management of U.S.$57.1 billion grew by five per cent primarily as a result of business growth in both Life and Long Term Care. This growth was slightly reduced by the effect of unfavourable equity market performance on Life’s segregated funds under management. Funds under management on a Canadian dollar basis decreased by six per cent, or $3.9 billion, to $58.7 billion from $62.6 billion as at March 31, 2008.

U.S. Wealth Management
	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	149	259	335
Premiums & Deposits (millions)	9,180	8,335	9,646
Funds under Management (billions)	173.8	176.0	197.9

	Quarterly Results
U.S. dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	148	264	285
Premiums & Deposits (millions)	9,142	8,495	8,232
Funds under Management (billions)	169.1	178.1	171.6

On a U.S. dollar basis, earnings for the first quarter of 2008 were U.S.$148 million, down 48 per cent from the prior year primarily as a result of the non-recurrence of the strong investment gains experienced a year ago and the effect of lower equity markets on segregated fund guarantee reserves.  On a Canadian dollar basis, earnings for the first quarter of 2008 were $149 million, down 56 per cent from the same period in 2007.

On a U.S. dollar basis, premiums and deposits were up 11 per cent due to strong sales in both John Hancock Mutual Funds and Variable Annuities.  Mutual Funds benefited from improved performance in several key funds. The increase in Variable Annuities was driven by continued strong sales of the Income Plus For Life benefit rider, which was launched in the second quarter of 2007.  Premiums and deposits for the quarter in Canadian dollars were $9.2 billion, down five per cent from $9.6 billion reported in the first quarter of 2007.

On a U.S. dollar basis, funds under management declined U.S.$2.5 billion or one per cent.  This decrease was driven by maturity activity and unfavourable equity markets.  Funds under management on a Canadian dollar basis decreased by 12 per cent, or $24.1 billion, to $173.8 billion as at March 31, 2008.

Canadian Division
	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	254	287	238
Premiums & Deposits (millions)	3,990	4,312	4,893
Funds under Management (billions)	85.8	86.2	81.4

Canadian Division’s shareholders’ net income for the first quarter of 2008 was $254 million, up $16 million from $238 million a year earlier. The increase was driven by favourable insurance investment results, business growth across the division and improved claims experience. This was partially offset by the impact of the decline in the Canadian and U.S. equity markets on segregated fund guarantees.

Premiums and deposits for the quarter were $4.0 billion, down 18 per cent from the first quarter of 2007 when segregated fund deposits were buoyed by a $1 billion pension contract sale. Excluding this sale, premiums and deposits for the quarter increased by three per cent reflecting growth in the insurance businesses and Individual Wealth Management.  Individual segregated fund deposits posted modest increases, despite recent equity market volatility.

Funds under management grew by five per cent, or $4.4 billion, to $85.8 billion as at March 31, 2008.  The growth was driven by the continued success of mortgage lending products in

Manulife Bank, which contributed nearly two-thirds of the increase, and growth in segregated funds assets from positive net sales offset by the impact of market volatility over the past twelve months.

Asia and Japan Division
	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	186	204	183
Premiums & Deposits (millions)	2,670	2,831	2,291
Funds under Management (billions)	44.6	43.3	40.3

	Quarterly Results
U.S. dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	186	209	154
Premiums & Deposits (millions)	2,658	2,888	1,955
Funds under Management (billions)	43.4	43.8	34.9

Asia and Japan Division’s U.S. dollar shareholders’ net income for the first quarter of 2008 was U.S.$186 million, up U.S.$32 million or 21 per cent from the same period in 2007. The current quarter benefited from in-force variable annuity growth in Japan, increased fee income on higher assets under management in the pension and wealth management businesses in Hong Kong and growth in insurance sales across the region, particularly in Japan. On a Canadian dollar basis, net income was $186 million, up $3 million from a year ago.

Premiums and deposits for the quarter were U.S.$2.7 billion, up 36 per cent from U.S.$2.0 billion in the first quarter of 2007 on a U.S. dollar basis. The primary driver of the increase was strong sales across most of the territories, most notably variable annuity sales in Japan, pension sales in Hong Kong, and insurance and mutual fund sales in Indonesia.  The strengthened Canadian dollar reduced the growth in premiums and deposits to 17 per cent on a Canadian dollar basis.

On a U.S. dollar basis, funds under management grew by 24 per cent, or U.S.$8.5 billion, to U.S.$43.4 billion as at March 31, 2008.  Growth was driven by continued strong net policyholder cash flows from variable annuity sales in Japan and increased business volumes in pension and wealth management products in Hong Kong.  Growth was $4.3 billion or 11 per cent when measured in Canadian dollars.

Reinsurance Division

	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	73	57	69
Premiums (millions)	259	240	275

	Quarterly Results
U.S. dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (millions)	73	58	59
Premiums (millions)	258	245	235

Reinsurance Division’s U.S. dollar net income for the first quarter of 2008 was U.S.$73 million, up U.S.$14 million or 24 per cent from U.S.$59 million reported a year earlier, primarily due to new business gains in Life, favourable investment results, improved Property and Casualty claims experience and an update in premium accrual estimates.  Higher segregated fund guarantee reserves due to the equity market declines, partially offset these favourable results. On a Canadian dollar basis, net income was $73 million, up $4 million from a year ago.

U.S. dollar premiums for the quarter were U.S.$258 million, up U.S.$23 million or 10 per cent from U.S.$235 million reported in the first quarter of 2007.  The growth was largely due to growth in the underlying business and the impact of the strengthened Euro against the U.S. dollar on International Group Program premiums.  On a Canadian dollar basis, premiums were down $16 million or six per cent from 2007.

Corporate and Other
	Quarterly Results
Canadian dollars	1Q08	4Q07	1Q07
Shareholders’ Net Income (Loss) (millions)	(2)	142	(21)
Funds under Management (billions)	34.7	31.9	41.8

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions and other non-operating events.  Also included in Corporate and Other is the John Hancock Accident and Health operation, which consists primarily of contracts in dispute.  Funds under management include externally managed assets and assets backing the Company’s capital.

Corporate and Other net income for the first quarter of 2008 was a loss of $2 million, an improvement of $19 million from a year earlier.  Excluding the $69 million asset repositioning charge taken in the first quarter of 2007, earnings are down $50 million year over year.  The variance is primarily driven by lower gains realized on available-for-sale assets, less favourable claims experience from the John Hancock Accident and Health business and lower earnings from the Investment Division’s external asset management business.

Funds under management declined by 17 per cent, or $7.1 billion, to $34.7 billion at March 31, 2008.  This decline is largely due to common share buybacks and the strengthened Canadian dollar during the past twelve months.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The 2007 implementation of CICA Section 3855 resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity called Accumulated Other Comprehensive Income.  Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$400 billion (U.S.$389 billion) as at March 31, 2008. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET on May 8, 2008.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on May 8, 2008 until May 15, 2008 by calling (416) 695-5800 (passcode #3248036).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on May 8, 2008.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available later on the website at the same URL as above.

The First Quarter 2008 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/quarterlyreports.  Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to:  level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Media inquiries: Laurie Lupton (416) 852-7792 Laurie_Lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	March 31
	2008	2007	% Change

Net income	$861	$987	(13)
(Loss) income attributed to participating policyholders	(8)	1	-
Net income attributed to shareholders	$869	$986	(12)
Preferred share dividends	(7)	(8)	-
Net income available to common shareholders	$862	$978	(12)

Premiums and deposits:
Life and health insurance premiums	$3,679	$3,674	-
Annuity and pension premiums	1,321	1,057	25
Segregated fund deposits	9,197	10,751	(14)
Mutual fund deposits	2,812	2,468	14
ASO premium equivalents	633	577	10
Other fund deposits	136	262	(48)
Total premiums and deposits	$17,778	$18,789	(5)

Funds under management:
General fund	$165,661	$174,215	(5)
Segregated funds	174,637	178,792	(2)
Mutual funds	32,146	40,383	(20)
Other funds	27,694	33,321	(17)
Total funds under management	$400,138	$426,711	(6)

Capitalization:
Liabilities for preferred shares and capital instruments	$3,029	$3,088	(2)
Non-controlling interest in subsidiaries	162	207	(22)

Equity
Participating policyholders' equity	74	156	(53)
Shareholders' equity
Preferred shares	638	638	-
Common shares	13,972	14,207	(2)
Contributed surplus	148	125	18
Retained earnings	14,756	13,539	9
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(4,353)	(1,473)	196
Total capital	$28,426	$30,487	(7)

Selected key performance measures:
Basic earnings per common share	$0.57	$0.63
Diluted earnings per common share	$0.57	$0.63
Return on common shareholders' equity (annualized) [1]	15.1%	16.1%
Book value per common share	$16.33	$17.15
Common shares outstanding (in millions)
End of period	1,497	1,539
Weighted average - basic	1,498	1,546
Weighted average - diluted	1,509	1,562

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	March 31
	2008	2007
Revenue
Premium income	$5,000	$4,731
Investment income
Investment income	2,328	2,420
Realized/ unrealized (losses) gains on invested assets supporting policy liabilities and consumer notes	(703)	129
Other revenue	1,343	1,354
Total revenue	$7,968	$8,634
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,520	$1,651
Maturity and surrender benefits	1,844	2,179
Annuity payments	758	842
Policyholder dividends and experience rating refunds	342	364
Net transfers to segregated funds	358	150
Change in actuarial liabilities [1]	(506)	(271)
General expenses	864	844
Investment expenses	231	241
Commissions	1,031	926
Interest expense	305	300
Premium taxes	68	59
Non-controlling interest in subsidiaries	2	7
Total policy benefits and expenses	$6,817	$7,292
Income before income taxes	$1,151	$1,342
Income taxes	(290)	(355)
Net income	$861	$987
(Loss) income attributed to participating policyholders	(8)	1
Net income attributed to shareholders	$869	$986
Preferred share dividends	(7)	(8)
Net income available to common shareholders	$862	$978

Basic earnings per common share	$0.57	$0.63
Diluted earnings per common share	$0.57	$0.63

[1] Includes impact of net redemptions in John Hancock Fixed Products institutional products of $0.4 billion in Q1 2008 and $0.7 billion in Q1 2007.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at March 31
Assets	2008	2007
Invested assets
Cash and short-term securities	$11,512	$10,561
Securities
Bonds	75,213	80,860
Stocks	11,379	12,510
Loans
Mortgages	27,165	27,641
Private placements	22,123	24,406
Policy loans	6,129	6,417
Bank loans	2,238	2,081
Real estate	6,000	6,118
Other investments	3,902	3,621
Total invested assets	$165,661	$174,215
Other assets
Accrued investment income	$1,509	$1,578
Outstanding premiums	686	638
Goodwill	6,946	7,409
Intangible assets	1,620	1,686
Derivatives	2,809	2,106
Miscellaneous	2,922	3,447
Total other assets	$16,492	$16,864
Total assets	$182,153	$191,079
Segregated funds net assets	$175,248	$179,441

Liabilities and equity
Policy liabilities	$127,910	$137,367
Deferred realized net gains	112	121
Bank deposits	10,578	7,921
Consumer notes	2,038	2,711
Long-term debt	1,836	1,918
Future income tax liability, net	2,966	2,564
Derivatives	2,671	1,857
Other liabilities	5,702	6,135
	$153,813	$160,594

Liabilities for preferred shares and capital instruments	3,029	3,088
Non-controlling interest in subsidiaries	162	207

Equity
Participating policyholders' equity	74	156
Shareholders' equity
Preferred shares	638	638
Common shares	13,972	14,207
Contributed surplus	148	125
Retained earnings	14,756	13,539
Accumulated other comprehensive loss	(4,439)	(1,475)
Total equity	$25,149	$27,190
Total liabilities and equity	$182,153	$191,079
Segregated funds net liabilities	$175,248	$179,441

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended March 31, 2008
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,263	$1,110	$1,611	$757	$259	$-	$5,000
Segregated fund deposits	291	5,510	1,587	1,684	-	125	9,197
Mutual fund deposits	-	2,424	159	229	-	-	2,812
ASO premium equivalents	-	-	633	-	-	-	633
Other fund deposits	-	136	-	-	-	-	136
Total	$1,554	$9,180	$3,990	$2,670	$259	$125	$17,778

Net income (loss)	$209	$149	$253	$179	$73	$(2)	$861

Funds under management	As at March 31, 2008
General fund	$47,688	$35,339	$51,495	$17,475	$2,513	$11,151	$165,661
Segregated funds	11,051	107,643	31,123	22,105	-	2,715	174,637
Mutual funds	-	27,167	3,161	1,818	-	-	32,146
Other funds	-	3,640	-	3,206	-	20,848	27,694
Total	$58,739	$173,789	$85,779	$44,604	$2,513	$34,714	$400,138

	For the quarter ended March 31, 2007
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,308	$893	$1,506	$749	$275	$-	$4,731
Segregated fund deposits	344	6,474	2,633	1,268	-	32	10,751
Mutual fund deposits	-	2,017	177	274	-	-	2,468
ASO premium equivalents	-	-	577	-	-	-	577
Other fund deposits	-	262	-	-	-	-	262
Total	$1,652	$9,646	$4,893	$2,291	$275	$32	$18,789

Net income (loss)	$182	$335	$235	$187	$69	$(21)	$987

Funds under management	As at March 31, 2007
General fund	$49,889	$43,022	$48,379	$17,166	$2,799	$12,960	$174,215
Segregated funds	12,688	115,578	29,631	18,176	-	2,719	178,792
Mutual funds	-	35,241	3,413	1,729	-	-	40,383
Other funds	-	4,012	-	3,187	-	26,122	33,321
Total	$62,577	$197,853	$81,423	$40,258	$2,799	$41,801	$426,711

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.